[LOGO] Agritope, Inc. 16160 SW Upper Boones Ferry Rd. Portland, Oregon 97224-7744 503.670.7702 Fax: 503.670.7703

AGRITOPE SETS DATE FOR STOCKHOLDERS' MEETING TO VOTE ON MERGER WITH EXELIXIS

   Portland, Oregon, November 3, 2000- Agritope, Inc. (Nasdaq: AGTO) has set December 8, 2000 as the date for a meeting at which stockholders will vote on a proposal to merge the company with Exelixis, Inc. (Nasdaq: EXEL). The meeting will be held Friday, December 8, 2000 at 9:00 a.m., local time, at the Embassy Suites Hotel, located at 9000 SW Washington Square Road, Tigard, Oregon 97223. Stockholders of record as of October 24, 2000 will be eligible to vote at the meeting. The proxy statement will first be mailed on November 3, 2000.

   If the merger is completed, each outstanding share of Agritope common stock and Series A preferred stock will be converted into the right to receive a fraction of a share of Exelixis common stock. The fractional share amount will be calculated by dividing $14.00 by the average closing price of Exelixis common stock for the 20 trading days ending on, and including, the fifth trading day prior to the closing of the transaction, subject to the issuance of a minimum of
0.28 of a share and a maximum of 0.35 of a share of Exelixis common stock for each outstanding share of Agritope capital stock. Immediately after the merger, former stockholders of Agritope will own approximately 4% of the outstanding shares of Exelixis common stock, and persons who were stockholders of Exelixis immediately before the merger will own approximately 96% of the outstanding shares of Exelixis common stock.

   The Agritope board of directors has concluded that the proposal to adopt the merger agreement is advisable and in the best interests of Agritope and its stockholders and has approved and adopted the merger and the merger agreement. Therefore, the Agritope board of directors has recommended that the Agritope stockholders vote in favor of approval of the merger agreement and the transactions contemplated by the merger agreement.

   The prospectus/proxy statement provides stockholders with information about Exelixis, Agritope and the proposed merger. In addition, you may obtain other information about Exelixis and Agritope from documents filed with the Securities and Exchange Commission. Investors and security holders are advised to read the proxy statement/prospectus carefully because it will contain important information about Exelixis, Agritope, the merger and related matters.

   Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. The proxy statement/prospectus and such other
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documents may also be obtained from Exelixis or Agritope by directing such requests to the companies.

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AGRITOPE MERGER/2

    SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

   Agritope, Exelixis, their respective officers, directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Agritope with respect to the transactions contemplated by the merger agreement. A description of any interests that Agritope's directors and executive officers have in the merger is included in the proxy statement/prospectus.

   Agritope is an Oregon-based agricultural functional genomics and biotechnology company that develops improved plant products and provides technology to the agricultural industry. Its fruit and vegetable division specializes in the development of improved fruit, vegetable and flower varieties. Agrinomics LLC, its 50% owned joint venture with Aventis CropScience (NYSE: AVE), conducts a research, development and commercialization program in the field of plant functional genomics. Vinifera, Inc., its majority owned subsidiary, offers superior grapevine plants to the premium wine industry.

   Exelixis, Inc. is a leading biotechnology company focused on the life sciences industries and development through its expertise in comparative genomics and model system genetics. These technologies provide a rapid, efficient and cost-effective way to move from DNA sequence data to knowledge about the function of genes and the proteins that they encode. The company's technology is broadly applicable to all life science industries including pharmaceutical, diagnostic, agricultural biotechnology and animal health. Exelixis has partnerships with Bayer, Pharmacia, Bristol-Myers Squibb and Dow AgroSciences and is building its internal development program in the area of oncology. For more information, please visit the company's web site at www.exelixis.com.
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                     FOR FURTHER INFORMATION, PLEASE CONTACT
      MATT KRAMER OF AGRITOPE AT (503) 670-7702 OR EMAIL: info@agritope.com
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                                       OR
      ANGELA BITTING OF EXELIXIS, INC. (650) 837-7579 abitting@exelixis.com
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